UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2025

COLOMBIER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41874	98-1753949
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

214 Brazilian Avenue, Suite 200-J Palm Beach, FL	33480
(Address of principal executive offices)	(Zip Code)

(561) 805-3588

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	CLBR.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CLBR	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CLBR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

General Description of the Business Combination Agreement

On January 6, 2025, Colombier Acquisition Corp. II, a Cayman Islands exempted company (“Colombier II” or the “Purchaser”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Metroplex Trading Company, LLC (d/b/a GrabAGun), a Texas limited liability company (“GrabAGun” or the “Company”), GrabAGun Digital Holdings Inc., a Texas corporation fifty-percent owned by Colombier II and fifty-percent owned by GrabAGun (“Pubco”), Gauge II Merger Sub LLC, a Texas limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”) and, upon execution of a joinder, a to-be-formed Cayman Islands exempted company to be named “Gauge II Merger Sub Corp.” (“Purchaser Merger Sub”).

Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, (i) Purchaser Merger Sub will merge with and into Colombier II, with Colombier II continuing as the surviving entity (the “Colombier Merger”) and, as a result of which, each issued and outstanding security of Colombier II immediately prior to the effective time of the Colombier Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the security holders of Colombier II shall receive substantially equivalent securities of Pubco, (ii) Company Merger Sub will merge with and into GrabAGun, with GrabAGun continuing as the surviving entity (the “GrabAGun Merger”, and together with the Colombier Merger, the “Mergers”), and as a result of which each issued and outstanding security of GrabAGun immediately prior to the effective time of the GrabAGun Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the security holders of GrabAGun shall receive shares of common stock, par value $0.0001 per share, of Pubco (“Pubco Common Stock”). As a result of the Mergers and other transactions contemplated by the Business Combination Agreement, Colombier II and GrabAGun will become wholly-owned subsidiaries of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement, and Pubco will become a publicly traded company.

Consideration

The aggregate consideration to be delivered to the equityholders of GrabAGun as of the Effective Time (collectively, the “Sellers”) will be One Hundred Fifty Million U.S. Dollars ($150,000,000) (such amount, the “Merger Consideration”) consisting of: (i) a number of newly issued shares of Pubco Common Stock equal to One Hundred Million U.S. Dollars ($100,000,000) divided by Ten U.S. Dollars ($10.00) (the “Aggregate Stock Consideration”) plus (ii) an amount of cash equal to Fifty Million U.S. Dollars ($50,000,000) (the “Aggregate Cash Consideration”). Each Seller will be entitled to receive its pro rata portion of the Aggregate Stock Consideration and the Aggregate Cash Consideration.

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are reasonably customary for similar transactions that are made by the parties as of the date of the Business Combination Agreement, or other specific dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party to the Business Combination Agreement agreed to use its reasonable best efforts to consummate the transactions contemplated by the Business Combination Agreement (the “Transactions”). The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), including (1) the provision of access to each party’s properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of financial statements by GrabAGun; (4) Colombier II’s public filings; (5) no insider trading; (6) notifications to the other parties of certain breaches, consent requirements or other matters; (7) obtaining third party and regulatory approvals; (8) tax matters; (9) further assurances; (10) public announcements; and (11) confidentiality. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (1) tax matters; (2) maintenance of books and records; (3) indemnification of directors and officers; and (4) use of proceeds from Colombier II’s trust account.

Additionally, each of Colombier II and GrabAGun has agreed not to solicit or enter into a competing alternative transaction in accordance with customary terms and provisions set forth in the Business Combination Agreement. Colombier II also agreed not to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the recommendation of its board to its shareholders for approval and adoption of the Business Combination Agreement and the Transactions (a “Change in Recommendation”); provided, however, that if at any time prior to (but not after) obtaining the approval from Colombier II shareholders, the Colombier II board, after consultation with its outside legal counsel, determines that a Material Adverse Effect with respect to GrabAGun has occurred on or after the date of the Business Combination Agreement and, as a result, the failure to make a Change in Recommendation would be inconsistent with the fiduciary duties of Colombier II’s board of directors, Colombier II may make a Change in Recommendation. If requested by GrabAGun, Colombier II will use its reasonable best efforts to cause its representatives to, during the Change in Recommendation notice period provided in the Business Combination Agreement, engage in good faith negotiations with GrabAGun and its representatives to make such adjustments in the terms and conditions of the Business Combination Agreement so as to obviate the need for a Change in Recommendation.

The Business Combination Agreement and the consummation of the Transactions requires the approval of both Colombier II’s shareholders and the Sellers. Colombier II, GrabAGun and Pubco agreed, as promptly as practicable after the date of the Business Combination Agreement, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the securities of Pubco to be issued pursuant to the Transactions, and containing a proxy statement/prospectus for the solicitation of proxies from Colombier II shareholders to approve the Business Combination Agreement, the Transactions and related matters at a special meeting of Colombier II’s shareholders and providing Colombier II’s public shareholders with an opportunity to request redemption of their public shares in connection with the Transactions, as required by Colombier II’s amended and restated memorandum and articles of association and Colombier II’s initial public offering prospectus (the “Redemption”).

GrabAGun also agreed to call a meeting of its members in order to obtain the requisite vote of its members to approve the Business Combination Agreement and each of the ancillary documents to which GrabAGun is or is required to be a party or bound and the consummation of the transactions contemplated thereby (the “GrabAGun Member Approval”) and use its reasonable best efforts to solicit proxies from its members prior to such meeting and to take all other actions necessary or advisable to secure the GrabAGun Member Approval, including enforcing the Seller Support Agreement (as described below). GrabAGun and Colombier II must also make members of their respective management teams reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of Colombier shareholders, Colombier II’s “share recycling” efforts and/or the obtaining of any debt or equity financing (including transaction financing) or the obtaining of ratings or governmental authority and other third-party approvals.

The parties to the Business Combination Agreement also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of Pubco (the “Post-Closing Board”) will consist of nine (9) individuals. Two (2) of the members of the Post-Closing Board will be designated by Colombier II prior to the Closing and seven (7) of the members of the Post-Closing Board will be designated by GrabAGun prior to the Closing, at least five (5) of whom shall be independent directors in accordance with NYSE requirements. At or prior to Closing, Pubco will provide each member of the Post-Closing Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties also agreed to take all action necessary including causing Pubco’s executive officers to resign, so that the individuals serving as the chief executive officer, chief financial officer and chief operating officer respectively of Pubco immediately after the Closing will be the same individuals as that of GrabAGun immediately prior to the Closing.

GrabAGun will deliver PCAOB-audited financial statements to Colombier II for its fiscal years ended December 31, 2023 and December 31, 2024, as soon as practicable after the date of the Business Combination Agreement but no later than March 15, 2025 (the “Audit Delivery Date”).

During the Interim Period, Colombier II may, but shall not be required to, enter into financing agreements for one or more transaction financings on such terms and structuring, and using such strategy, placement agents and approach, as Colombier II and GrabAGun shall reasonably agree (with GrabAGun’s agreement thereto not to be unreasonably withheld, conditioned or delayed). These financings may be structured as one, or a combination of, common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to Colombier II’s trust account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into Colombier II, GrabAGun or Pubco.

GrabAGun agrees that it will, as promptly as practicable after the date of the Business Combination Agreement but no later than the Closing, obtain foreign qualifications to do business in each jurisdiction in which it reasonably determines it is required to do so. Pubco and GrabAGun agreed to, as promptly as practicable after the Closing but no later than 30 days after the Closing, provide written notice to the United States Bureau of Alcohol, Tobacco, Firearms & Explosives of a change of control. Pubco and GrabAGun also agreed to, as promptly as practicable after the date of Closing, designate a qualified individual as a Responsible Person, as such term is defined in 18 U.S.C. 841(s).

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of each of Colombier II’s shareholders and GrabAGun’s members; (ii) the expiration or termination of any waiting period applicable to the consummation of the Business Combination Agreement under any antitrust laws; (iii) obtaining material regulatory approvals; (iv) no law or order preventing or prohibiting the Transactions; (v) Colombier II or Pubco having at least $5,000,001 in consolidated net tangible assets either immediately prior to the Closing, after giving effect to the completion of the Redemption, or upon the Closing after giving effect to the Mergers, the Redemption and any transaction financing, or upon the Closing, Pubco otherwise is exempt from the provisions of Rule 419 promulgated under the Exchange Act; (vi) appointment of the Post-Closing Board consistent with the requirements of the Business Combination Agreement; (vii) the effectiveness of the Registration Statement; (viii) Pubco shall have amended and restated its certificate of incorporation in a form satisfactory to Colombier II and GrabAGun; (ix) upon the Closing, the gross cash and cash equivalents delivered to Pubco in connection with the transactions contemplated by the Business Combination Agreement after payments to Sellers to pay the Aggregate Cash Consideration and, including funds remaining in the trust account (after giving effect to the completion and payment of the Redemption and payment of Colombier II’s transaction expenses, but excluding the payment of the GrabAGun’s transaction expenses) and the aggregate amount of any transaction financing, shall equal or exceed $30,000,000; and (x) shares of Pubco Common Stock and the Pubco Public Warrants shall have been approved for listing on NYSE upon the Closing.

In addition, unless waived by GrabAGun, the obligations of GrabAGun to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of Colombier II relating to organization and standing, authorization, non-contravention, capitalization (other than the first sentence of such representation in the Business Combination Agreement) and finders and brokers being true and correct in all material respects on and as of the date of the Business Combination Agreement and as of the Closing; (ii) the representations and warranties of Colombier II set for in the first sentence of the capitalization representation being true and correct in all respects (except for de minimis inaccuracies) on and as of the date of the Business Combination Agreement and as of the Closing; (iii) the representations and warranties of Colombier II relating to whether Colombier II has been subject to a Material Adverse Effect being true and correct on and as of the date of the Business Combination Agreement and as of the Closing; (iv) all other representations and warranties of the Colombier II being true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects on and as of the date of this Agreement and as of the date of Closing, as though made on and as of the date of Closing, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Purchaser Material Adverse Effect; (v) Colombier II having performed in all material respects their respective obligations and complied in all material respects with the covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior the date of the Closing; (vi) the Insider Letter Amendment being in full force and effect as of the Closing: and (vii) Colombier II and Colombier Sponsor II LLC (the “Sponsor”) shall have executed the Amended and Restated Registration Rights Agreement.

Unless waived by Colombier II, the obligations of Colombier II to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of GrabAGun relating to organization and standing, authorization, non-contravention, capitalization (other than the first sentence of such representation in the Business Combination Agreement) and finders and brokers being true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects on and as of the date of the Business Combination Agreement and as of the date of Closing; (ii) the representations and warranties set forth in the first sentence of the capitalization representation being true and correct in all respects on and as of the date of the Business Combination Agreement and as of the date of Closing; (iii) all other representations and warranties of the GrabAGun being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and on and as of the date of Closing, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Material Adverse Effect; (iv) GrabAGun having performed in all material respects the respective obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (v) absence of any Material Adverse Effect with respect to GrabAGun since the date of the Business Combination Agreement which is uncured and continuing; (vi) each Non-Competition Agreement, each Employment Agreement, each Lock-Up Agreement and the Insider Letter Amendment being in full force and effect as of the Closing; and (vii) each Seller having executed the Amended and Restated Registration Rights Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Colombier II or GrabAGun if the Closing does not occur by August 1, 2025, or such other date as may be extended pursuant to the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of Colombier II and GrabAGun; (ii) by written notice by either Colombier II and GrabAGun to the other if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by GrabAGun for Colombier II’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (iv) by Colombier II for GrabAGun’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (v) by Colombier II, if there shall have been a Material Adverse Effect on GrabAGun following the date of the Business Combination Agreement which is uncured and continuing; (vi) by either Colombier II or GrabAGun if Colombier II holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; and (vii) by written notice from Colombier II to GrabAGun if GrabAGun has not delivered the PCAOB-audited financial statements for its fiscal years ended December 31, 2023 and December 31, 2024 to Colombier II on or before the Audit Delivery Date.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, effect of termination, fees and expenses, trust fund waiver, and customary miscellaneous provisions) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

GrabAGun agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Colombier II’s trust account held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by New York law, provided that matters that are required to be governed by the laws of the Cayman Islands (including, without limitation, in respect of the Colombier Merger and the fiduciary duties that may apply to the directors and officers of the parties) shall be governed by the laws of the Cayman Islands and, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

Related Agreements

Seller Support Agreement

Simultaneously with the execution of the Business Combination Agreement, each Seller entered into a Seller Support Agreement (the “Seller Support Agreement”), pursuant to which, among other things, each Seller agreed to vote its membership interests in favor of the adoption of the Business Combination Agreement, the ancillary documents, the approval of the Transactions and any amendments to the GrabAGun’s organizational documents in connection therewith, subject to certain customary conditions. Each Seller also agreed to take certain other actions in support of the Business Combination Agreement and related transactions (and any actions required in furtherance thereof) and refrain from taking actions that would adversely affect such Sellers’ ability to perform their obligations under the Seller Support Agreement. Pursuant to the Seller Support Agreements, the Sellers also agreed not to transfer their membership interests in GrabAGun during the period from and including the date of the Seller Support Agreement and the first to occur of the date of Closing or the date on which the Seller Support Agreement is terminated.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, each Seller entered into a lock-up agreement (each, a “Lock-Up Agreement”), pursuant to which such Seller agreed not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Pubco Common Stock to be received by such Seller in the Transactions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Pubco Common Stock, or (iii) publicly disclose the intention to do any of the foregoing, for a period commencing from the Closing and ending on the date that is 6 months after the Closing (subject to early release on the earlier upon (i) the date on which the volume-weighted average trading price of one share of Pubco Common Stock quoted on the NYSE (or such other exchange on which the shares of Pubco Common Stock are then listed) is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period beginning on the day of Closing and (ii) date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Common Stock for cash, securities, or other property), subject to certain customary transfer exceptions.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, Pubco, Colombier II and the Sponsor entered into an amendment (the “Insider Letter Amendment”) to the letter agreement that was entered into in connection with Colombier’s initial public offering (the “Insider Letter”), (i) to add Pubco as a party to the Insider Letter, (ii) to revise the terms of the Insider Letter to reflect the transactions contemplated by the Business Combination Agreement, including the issuance of shares of Pubco Common Stock in exchange for the ordinary shares of Colombier II, and (iii) to amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreement described above.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, each Seller entered into a Non-Competition and Non-Solicitation Agreement in favor of GrabAGun and Pubco and their respective subsidiaries (the “Covered Parties”), pursuant to which they will agree for a period of 3 years after the Closing not to compete with the Covered Parties and not to solicit the employees and customers of the Covered Parties. Each Seller also agreed not to disparage the Covered Parties and to customary confidentiality requirements.

Shareholders’ Agreement

Simultaneously with the execution of the Business Combination Agreement, Colombier II and GrabAGun entered into a shareholder agreement pursuant to which, among other matters, (a) Colombier II and GrabAGun, as the stockholders of Pubco, agreed that Pubco, GrabAGun Merger Sub and, upon its formation, Colombier Merger Sub will not engage in any business activities other than as contemplated by the Business Combination Agreement and have no assets or liabilities except in connection with the Transactions, (b) if the Business Combination Agreement is terminated prior to Closing, Colombier II and GrabAGun shall cause Pubco to be dissolved and (c) each of Colombier II and GrabAGun agreed not to take any action with respect to Pubco without the consent of the other, not to be unreasonably withheld. The shareholders’ agreement will terminate upon the earlier of the Closing or the termination of the Business Combination Agreement.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Pubco, the Sponsor and the Sellers will enter into an amended and restated registration rights agreement that will amend and restate the registration rights agreement entered into at the time of Colombier II’s initial public offering, pursuant to which (i) Pubco will assume the registration obligations of Colombier under such registration rights agreement, with such rights applying to the shares Pubco Common Stock and (ii) Sellers will be granted equal registration rights thereunder.

The Business Combination Agreement and other agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Colombier II, GrabAGun, or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure schedules prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Colombier II, GrabAGun or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Colombier II makes publicly available in reports, statements and other documents filed with the SEC. Colombier II and GrabAGun investors and securityholders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, Seller Support Agreement, Lock-Up Agreement, Insider Letter Amendment, Non-Competition Agreement, Pubco Stockholder Agreement and form of Amended and Restated Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, and the terms of which are incorporated by reference herein.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; changes in the market for GrabAGun’s products and services and expansion plans and opportunities; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; ability for GrabAGun to raise funds to support its business; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; the projected technological developments of GrabAGun and its competitors; ability of GrabAGun to control costs associated with operations; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of the Pubco’s securities on NYSE, following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information About the Transactions and Where to Find It

Pubco intends to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed Business Combination involving Colombier II, Pubco, Colombier Merger Sub, GrabAGun Merger Sub and GrabAGun pursuant to the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in the Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering, Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Disclaimer

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of January 6, 2025, by and among Colombier Acquisition Corp. II, Metroplex Trading Company, LLC (d/b/a GrabAGun), GrabAGun Digital Holdings Inc., Gauge II Merger Sub LLC and, upon execution of a joinder, Gauge II Merger Sub Corp.

10.1	Form of Seller Support Agreement, dated as of January 6, 2025, by and among Colombier Acquisition Corp. II, Metroplex Trading Company, LLC (d/b/a GrabAGun) and Sellers.

10.2	Form of Lock-Up Agreement, dated as of January 6, 2025, by and among GrabAGun Digital Holdings Inc., Colombier Acquisition Corp. II and Sellers.

10.3	Insider Letter Amendment, dated as of January 6, 2025, by and among Colombier Acquisition Corp. II, Colombier Sponsor II LLC, BTIG, LLC, GrabAGun Digital Holdings Inc., Metroplex Trading Company, LLC (d/b/a GrabAGun) and Sellers.

10.4	Form of Non-Competition and Non-Competition Agreement, dated as of January 6, 2025, by and among GrabAGun Digital Holdings Inc., Colombier Acquisition Corp. II, Metroplex Trading Company, LLC (d/b/a GrabAGun) and Sellers.

10.5	Shareholders’ Agreement, dated as of January 6, 2025, by and among GrabAGun Digital Holdings Inc., Colombier Acquisition Corp. II and Metroplex Trading Company, LLC (d/b/a GrabAGun).

10.6	Form of Amended Registration Rights Agreement, by and among Colombier Acquisition Corp. II, GrabAGun Digital Holdings Inc., Colombier Sponsor II LLC and Sellers.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 8, 2025

Colombier Acquisition Corp. II

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer